

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

<u>Via E-mail</u>
Zhenggang Wang
Chief Executive Officer
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed May 18, 2011**
> **Forms 10-Q for Fiscal Quarters Ended March 31, June 30**
> **and September 30, 2011**
> **Filed June 22, August 15 and November 21, 2011**
> **File No. 000-28767**

Dear Mr. Wang:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief